Mail Stop 4561

April 15, 2010

Eric L. Kelly, CEO
Overland Storage, Inc.
4820 Overland Ave.
San Diego, CA 92123

> **Re:** **Overland Storage, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 24, 2010**
> **File No. 333-165661**

Dear Mr. Kelly:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are registering the resale of 10,894,882 shares of common stock. Given the size of the offering relative to the number of outstanding shares of common stock (6,341,148), and the significant number of shares offered by the Special Situations Funds (7,769,030), please tell us how you determined that the transaction is a secondary offering. Consider Question 214.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Forms. In addition, please explain how you concluded that the Special Situation Funds are not underwriters within the meaning of Section 2(a)(11) of the Securities Act.

Incorporation of Certain Documents By Reference, page 1

2.   You have incorporated by reference from current reports on Form 8-K filed on December 9, 2009 and January 24, 2010. We note that you did not file a Form 8-K on either date. Please revise.

Selling Shareholders, page 13

3.   Please confirm that you have disclosed the nature of any position, office, or other material relationship that each selling shareholder has had within the past three years with your company, or any of your predecessors or affiliates. See Item 507 of Regulation S-K.

4.   Please tell us whether any of the selling stockholders that are legal entities are affiliates of broker-dealers. With respect to any affiliates of registered broker-dealers, expand your disclosure to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Evan S. Jacobson at (202) 551-3428. If you have further questions, you may contact me at (202) 551-3462. If you thereafter require additional assistance, you may contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (650) 473-2601
        Paul Sieben, Esq.
        O'Melveny & Myers LLP